UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL FINANCE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

369822101
(CUSIP Number of Common Stock Underlying Warrants)

Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103
(626) 584-9722
Facsimile (626) 795-8090

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Alan B. Spatz, Esq.
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067
(310) 789-1231
Facsimile: (310) 789-1431

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$15,193,749	$597.11

(1)          Estimated for purposes of calculating the amount of the filing fee only. General Finance Corporation (the “Company”) is offering holders of 9,208,333 of the Company’s warrants (the “Warrants”), which consist of 8,625,000 Warrants issued on April 5, 2006 in the Company’s initial public offering (the “IPO”) and 583,333 Warrants issued to Ronald F. Valenta and John O. Johnson in a private placement immediately prior to the Company’s IPO, to reduce the exercise price of such Warrants from $6.00 to $5.10 per Warrant. The transaction value is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation was determined by using the average of the high and low sales price of the Company’s publicly traded warrants on April 28, 2008, which was $1.65.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,189.66

Form or Registration Number: Preliminary Proxy Statement (PREM14A)

Filing Party: General Finance Corporation

Date Filed: October 20, 2006

ྑ	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

ྑ	third party tender offer subject to Rule 14d-1.

ྈ	issuer tender offer subject to Rule 13e-4.

ྑ	going private transaction subject to Rule 13e-3.

ྑ	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

INTRODUCTION

This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”), Amendment No. 1 to the Tender Offer Statement on Schedule TO (“First Amendment”) and Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Second Amendment”) filed by General Finance Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 2, 2008, May 8, 2008 and May 23, 2008, respectively, relating to the offer by the Company to all holders of 9,208,333 of the Company’s warrants (the “Warrants”), which consist of 8,625,000 Warrants issued on April 5, 2006 in the Company’s initial public offering (the “IPO”) and 583,333 Warrants issued to Ronald F. Valenta and John O. Johnson in a private placement immediately prior to the Company’s IPO, to reduce the exercise price of such Warrants from $6.00 to $5.10 per Warrant during the period commencing May 2, 2008 and terminating at 11:59 p.m. Eastern Daylight Time on May 30, 2008 (the “Offer Period”). Each Warrant entitles the holder to purchase one share of Common Stock of the Company (the “Common Stock”). Warrant holders may pay a reduced exercise price of $5.10 during the Offer Period to exercise one warrant for one share of Common Stock pursuant to the terms and conditions set forth in the Offer Letter dated May 2, 2008, which was filed as Exhibit (a)(1) to the Initial Schedule TO and incorporated herein by reference, and in the related Letter of Transmitted, which was filed as Exhibit (a)(2) to the Initial Schedule TO and incorporated herein by reference which together constitute the offer (the “Offer”).

This Amendment is being filed to update Item 11 and Item 12 of the Initial Schedule TO, as amended, to include a Current Report on Form 8-K filed by the Company on June 2, 2008, announcing the final results of the Offer.

As permitted by General Instruction F to Schedule TO, the information set forth by the Schedule TO, as amended by this Amendment, including all schedules, exhibits and annexes thereto that were previously filed with the Initial Schedule TO, is hereby expressly incorporated by reference herein, in response to Items 1 through 13 of this Amendment as set for herein. You should read this Amendment together with the Initial Schedule TO filed on May 2, 2008, the First Amendment filed on May 8, 2008 and the Second Amendment filed on May 23, 2008.

Item 11.	ADDITIONAL INFORMATION

(b) Other material information.

Item 11 of the Schedule TO is hereby amended by adding the following:

  On June 2, 2008, the Company issued a press release announcing the final results of the Offer, which expired at 11:59 p.m., Eastern Daylight Time, on Friday, May 30, 2008.  Pursuant to the Offer, a total of a total of approximately 4,125,953 warrants were exercised, including warrants exercised by notice of guaranteed delivery.  As a result of the exercise of warrants, approximately 4,125,953 new shares of the Company’s common stock were issued. All warrants which were tendered for exercise were accepted by the Company, and there was no pro-ration of the number of warrants which were tendered for exercise. The outstanding warrants that were not exercised will retain their original terms, including the $6.00 exercise price, which existed prior to the tender offer. Following the completion of the tender offer, the Company will have approximately 13,816,052 shares of common stock outstanding. A copy of the press release is listed as Exhibit (a)(13) to this Schedule TO and is incorporated herein by reference.

Item 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(13)    Press Release dated June 2, 2008 (announcing final results of the tender offer).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL FINANCE CORPORATION

By:	/s/ Christopher A. Wilson
Name:	Christopher A. Wilson
Title:	Vice President, General Counsel & Secretary

Date: June 2, 2008

Exhibit No.	Description

(a)	(1)	Offer Letter to Warrant Holders, dated May 2, 2008.*

(2)	Letter of Transmittal.*

(3)	Notice of Guaranteed Delivery.*

(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(6)	Registrant’s Form 424(b)(3) Final Prospectus filed April 23, 2008 (Incorporated by reference).*

(7)	Annual Report on Form 10-K for the year ended June 30, 2007 and filed November 9, 2007 (Incorporated herein by reference). *

(8)	Amendment to Annual Report on Form 10-K for the year ended June 30, 2007 and filed November 9, 2007 (Incorporated herein by reference).*

(9)	Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 and filed February 14, 2008 (Incorporated herein by reference).*

(10)	Press Release dated May 2, 2008.*

(11)	Press Release dated May 8, 2008, filed as Exhibit 99.1 to Current Report on Form 8-K filed on May 8, 2008 (incorporated herein by reference) **

(12)	Press Release dated May 23, 2008, filed as Exhibit 99.1 to Current Report on form 8-K filed on May 23, 2008 (incorporated herein by reference).***

(13)	Press Release dated June 2, 2008, filed as Exhibit 99.1 to Current Report on form 8-K filed on June 2, 2008 (incorporated herein by reference).

* Previously filed with the Company's Schedule TO on May 2, 2008
** Previously filed with Amendment No. 1 to the Company’s Schedule TO on May 8, 2008
*** Previously filed with Amendment No. 2 to the Company’s Schedule TO on May 23, 2008